Exhibit 4.20

STRICTLY CONFIDENTIAL	Execution Copy

STOCK PURCHASE AGREEMENT

Among
HITACHI, LTD.
And
HITACHI ASIA LTD.
And
CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
Dated as of February 15, 2008

STRICTLY CONFIDENTIAL

Execution Copy	i

STRICTLY CONFIDENTIAL

Execution Copy	ii

STRICTLY CONFIDENTIAL

EXHIBITS

A	—	Form of Aggregate Purchase Price Allocation Schedule

B	—	Matters To Be Covered In Opinions of Sellers’ Counsel

SCHEDULES

1.01	—	Sellers’ Knowledge

2.04	—	Closing Deliveries by Seller

2.06(a)	—	Estimated Working Capital Statement

5.11(b)	—	Ancillary Agreements with Hitachi’s Affiliates

5.11(c)	—	Eight Shut Down Tools

Execution Copy	iii

STRICTLY CONFIDENTIAL
          STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of February 15, 2008, among HITACHI, LTD., a corporation organized under the laws of Japan (“Hitachi”), HITACHI ASIA LTD., a company incorporated under the laws of Singapore (“HAS”) (each a “Seller” and together the “Sellers”), and CHARTERED SEMICONDUCTOR MANUFACTURING LTD., a company incorporated under the laws of Singapore (the “Purchaser”).
          WHEREAS, HITACHI SEMICONDUCTOR SINGAPORE PTE. LTD., a company incorporated under the laws of Singapore (the “Company”) is engaged in the business of semiconductor wafer fabrication in Singapore (the “Business”);
          WHEREAS, as of the date hereof, Hitachi owns 396,000,000 Class A Shares of the Company (all of the issued and outstanding Class A Shares being referred to herein as “Class A Shares”) and 1,356,000,000 Class C Shares of the Company (all of the issued and outstanding Class C Shares being referred to herein as “Class C Shares”), and HAS owns 44,000,000 Class A Shares. After the date hereof but prior to Closing (as defined below), the Sellers shall effect the Recapitalization (as defined below). Pursuant to the Recapitalization, as of the Closing Date, the Company will issue additional shares in the issued share capital of the Company to Hitachi (the “Hitachi Recapitalization Shares”) and HAS (the “HAS Recapitalization Shares”, and together with the Hitachi Recapitalization Shares, the “Recapitalization Shares”). The Class A Shares, the Class C Shares and the Recapitalization Shares owned by Hitachi and HAS at Closing will collectively represent 100% of the issued and outstanding share capital of the Company at Closing and shall collectively be referred to herein as the “Shares”;
          WHEREAS, each Seller wishes to sell the Shares owned by it to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, all upon the terms and subject to the conditions set forth herein; and
          WHEREAS, concurrently with the execution of this Agreement, Renesas Technology Corp., a corporation organized under the laws of Japan (“Renesas”), and the Company entered into a foundry agreement, in the form previously agreed by the Purchaser, dated as of the date hereof (the “Foundry Agreement”) and which is intended to be effective at the Closing pursuant to which the Company will continue to manufacture and supply certain semiconductor wafer products to Renesas after the Closing.
          NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, each Seller and the Purchaser hereby agree as follows:
ARTICLE I
DEFINITIONS
          SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:
          “Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Execution Copy	1

STRICTLY CONFIDENTIAL
          “Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
          “Aggregate Purchase Price Allocation Schedule” means the schedule substantially in the form attached hereto as Exhibit A setting forth the portion of the Aggregate Purchase Price to be delivered, by wire transfer in immediately available funds, to each of the Purchase Price Bank Accounts.
          “Assets” means the assets and properties of the Company.
          “Balance Sheet Date” means March 31, 2007.
          “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in Singapore or Tokyo.
          “CCS” means the Competition Commission of Singapore.
          “Closing Financial Statements” means the audited balance sheet of the Company at March 31, 2008 and the profit and loss account, statement of changes in equity and statement of cash flows for the period beginning April 1, 2007 and ending as of March 31, 2008.
          “Closing Working Capital Statement” means the working capital statement (including the related notes and schedules thereto) of the Company to be prepared pursuant to Section 2.06(b) and to be dated as of the date of the Closing. Such Closing Working Capital Statement must also be derived from the Closing Financial Statements (with such adjustments as are necessary if the Closing occurs after March 31, 2008) which shall be delivered together with the Closing Working Capital Statement.
          “Competition Act” means the Competition Act, Chapter 50B of Singapore and the rules and regulations promulgated thereunder and the guidelines published thereunder.
          “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.
          “Conveyance Taxes” means sales, use, value added (including goods and services), transfer, stamp duty, stock transfer, real property transfer or gains and similar Taxes.
          “Designated Amount” means S$400,000.
          “Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, delivered by the Sellers to the Purchaser on the date hereof in connection with this Agreement. Notwithstanding anything to the contrary contained in the Disclosure Schedule or in this Agreement, the information and disclosures contained in any section of the Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedule as though fully set forth in such other section for which the

Execution Copy	2

STRICTLY CONFIDENTIAL
applicability of such information and disclosure is reasonably and readily apparent on the face of such information or disclosure. For example, if a material contract disclosed on Section 3.16 of the Disclosure Schedule contains a provision or reference relating to a required consent or other approval but such consent or other approval is not disclosed on Section 3.05 of the Disclosure Schedule, then the provision or reference in such material contract shall not be deemed to be disclosed and incorporated by reference in Section 3.05 of the Disclosure Schedule since the parties agree that such a provision or reference in the material contract is not reasonably and readily apparent for purposes of the preceding sentence.
          “Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien or encumbrance.
          “Environmental Law” means any national or local statute, law, ordinance, regulation, rule, code, order, consent decree or judgment, in each case in effect as of the date hereof, relating to pollution or protection of the environment.
          “Environmental Permits” means any permit, approval, identification number, license and other authorization required under or issued pursuant to any applicable Environmental Law.
          “Estimated Working Capital Statement” means the estimated working capital statement (including the related notes and schedules thereto) of the Company attached hereto as Schedule 2.06(a), as of the Closing, prepared in accordance with the methods, principles, practices and polices set forth therein.
          “Excluded Liabilities” means Liabilities for the replacement or repair of products manufactured, sold, licensed, leased or delivered by the Company on or before the Closing Date, or other damages in connection therewith, to the extent not already reserved for in the Financial Statements.
          “Excluded Taxes” means (i) Taxes imposed on or payable by the Company for or with respect to any taxable period that ends on or before the date of the Closing and (ii) with respect to Straddle Periods, Taxes imposed on the Company which are allocable, to the portion of such period ending on the date of the Closing; provided, however, that Excluded Taxes shall not include Taxes resulting from any act, transaction or omission of the Purchaser or the Company occurring after the Closing that is not in the ordinary course of business and shall not include any taxes reflected on the Closing Working Capital Statement. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the taxable period ending on the date of the Closing shall be: (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; (ii) and in the case of Taxes imposed on a periodic basis with respect to the Assets of the Company or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) (after giving effect to amounts which may be deducted from or offset against such Taxes), multiplied by a fraction the numerator of which is the number of days in the period ending on the date of the Closing and the denominator of which is the

Execution Copy	3

STRICTLY CONFIDENTIAL
number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed above taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company.
          “Governmental Authority” means any national, supranational, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.
          “Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.
          “HIT” means Hitachi International Treasury Ltd., a company incorporated under the laws of Singapore.
          “HIT Intercompany Liabilities” means the aggregate principal amount of Liabilities of the Company payable by the Company to HIT.
          “Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.
          “Indemnifying Party” means each Seller pursuant to Section 8.02 and the Purchaser pursuant to Section 8.03, as the case may be.
          “Law” means any national, supranational, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
          “Leased Real Property” means the real property leased by the Company, in each case, as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Company attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing including, for the avoidance of doubt, the buildings and other structures and facilities constructed by the Company on real property leased by the Company.
          “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.
          “Material Adverse Effect” means any circumstance, change in or effect on the Company, individually or in the aggregate, that is materially adverse to the results of operations, the condition (financial or other), the assets, liabilities, properties, business, or operations of the Company.

Execution Copy	4

STRICTLY CONFIDENTIAL
           “Organizational Documents” means the memorandum and articles of association and the certificate of incorporation of the Company (or other similar organizational document) as currently in effect, including any amendments thereto.
           “Permitted Encumbrances” means statutory Encumbrances for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings.
           “Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
           “Proprietary Rights” means (i) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, patent disclosures, invention disclosures and other rights of inventions, worldwide, together with all provisionals, reissuances, continuations, continuations-in-part, divisions, revisions, extensions and reexaminations or other applications or patents claiming the benefit of the filing date of any such application or patent, thereof; (ii) all trademarks, service marks, trade dress, logos, product names, slogans, brand names, trade names, domain names and corporate names, together with all translations, adaptations, derivations and combinations thereof and including all common law rights and all goodwill associated therewith, and all applications, registrations and renewals in connection therewith; (iii) all copyrightable works, all rights in copyrights, including moral rights, copyrights, any and all website content, and other rights of authorship and exploitation, and all applications, registrations and renewals in connection therewith; (iv) all trade secrets and confidential business and technical information; (v) all source code and object versions of computer software (including data and related documentation); (vi) all software and web sites (including all related computer code and content); (vii) all tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, instructions and test reports), schematics, algorithms, routines, formulae, software, databases, notebooks, specification, development and equipment, processes, prototypes, know-how and devices; (viii) all rights to exclude others from appropriating any of such rights, including the rights to sue for and remedies against past, present and future infringements or misappropriations of any or all of the foregoing and rights of priority and protection of interests therein; (ix) international equivalents of any of the rights set forth in subsections (i) through (vii) above; (x) all other proprietary, intellectual property, including registered intellectual property, and other rights relating to any or all of the foregoing anywhere in the world; and (xi) all copies and tangible embodiments of the items set forth in Clauses (i) through (vii) hereof (in whatever form or medium), and any claims or causes of actions (pending or filed) arising out of or related to any infringement or misappropriation of any of the foregoing.
           “Purchase Price Bank Accounts” means the bank accounts of each Seller and HIT to be designated by Hitachi in the Aggregate Purchase Price Allocation Schedule.
           “Purchaser’s Accountants” means KPMG, independent accountants of the Purchaser.
           “Sellers’ Accountants” means Ernst & Young, independent accountants of the Sellers.

Execution Copy	5

STRICTLY CONFIDENTIAL
           “Sellers’ Knowledge”, “Knowledge of the Sellers” or similar terms used in this Agreement mean the knowledge of the Persons listed in Schedule 1.01, in each case after due inquiry.
           “SFRS” means Singapore Financial Reporting Standards in effect from time to time applied consistently throughout the periods involved.
           “Singapore” means the Republic of Singapore.
           “S$” or “Singapore dollars” means the lawful currency of Singapore.
           “Stamp Duty Documents” means (a) a working sheet computing the net asset value per Share in the form prescribed by the Stamp Duty Branch of the Inland Revenue Authority of Singapore and signed by a director or the secretary of the Company, and (b) such other documents as may be prescribed from time to time by the Stamp Duty Branch of the Inland Revenue Authority of Singapore for the purposes of assessing the stamp duty payable on a transfer of Shares.
           “Straddle Period” means any taxable period beginning on or before the date of the Closing and ending after the date of the Closing.
           “Subsidiary” means any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Company.
           “Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto), including withholding taxes, imposed by any government or taxing authority.
           “Tax Returns” means any returns, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto or any amendment thereof.
           “Working Capital” means the amount by which current assets exceed current liabilities, each as shown on the Estimated Working Capital Statement or the Closing Working Capital Statement, as the case may be.
           SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Agreement”	Preamble
“Aggregate Purchase Price”	2.02
“Business”	Recitals
“Class A Shares”	Recitals
“Class C Shares”	Recitals
“Closing”	2.03
“Closing Date”	2.03
“Confidential Memorandum”	4.07

Execution Copy	6

STRICTLY CONFIDENTIAL

Definition	Location
“Company”	Recitals
“Employee Benefit Plans”	3.14(a)
“Foundry Agreement”	Recitals
“Financial Statements”	3.06(a)
“Governmental Approval”	5.04(a)
“HAS”	Preamble
“HAS Recapitalization Shares”	Recitals
“Hitachi”	Preamble
“Hitachi Recapitalization Shares”	Recitals
“Independent Accounting Firm”	2.06(c)(ii)
“Loss”	8.02(a)
“Material Contracts”	3.16(a)
“Nondisclosure Agreement”	5.03(a)
“Permits”	3.23
“Personal Property Lease”	3.16(a)(vii)
“Purchaser”	Preamble
“Purchaser Indemnified Party”	8.02(a)
“Recapitalization”	3.03(b)
“Recapitalization Shares”	Recitals
“Renesas”	Recitals
“Renesas Employee Benefit Plans”	3.14(a)
“Renesas Irrevocable Purchase Order”	5.11(c)
“Renesas MOU”	3.16(c)
“Retained Names and Marks”	5.05(a)
“Secondee Loans”	3.14(g)
“Seller”	Preamble
“Seller Indemnified Party”	8.03
“Sellers”	Preamble
“Shares”	Recitals
“Third Party Claim”	8.05(b)
           SECTION 1.03. Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
     (a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;
     (b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
     (c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
     (d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

Execution Copy	7

STRICTLY CONFIDENTIAL
     (e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;
     (f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
     (g) references to a Person are also to its successors and permitted assigns; and
     (h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.
ARTICLE II
PURCHASE AND SALE
           SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall sell its respective Shares to the Purchaser, and the Purchaser shall purchase the Shares free and clear of all Encumbrances.
           SECTION 2.02. Aggregate Purchase Price. Subject to the adjustments set forth in Section 2.06, the aggregate purchase price for the Shares shall be S$330,800,000 (the “Aggregate Purchase Price”). The Aggregate Purchase Price shall be paid to the Sellers in the respective amounts set forth in the Aggregate Purchase Price Allocation Schedule.
           SECTION 2.03. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Latham & Watkins LLP at 9 Raffles Place, #42-02 Republic Plaza, Singapore 048619 commencing at 12:00 noon Singapore time on March 31, 2008 or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing provided that all the conditions to the obligations of the parties hereto set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied or waived (the “Closing Date”). The Closing shall be deemed to be effective at the close of business on the Closing Date.
          SECTION 2.04. Closing Deliveries by the Sellers. At the Closing, and against compliance by the Purchaser with the provisions of Section 2.05, including payment of the Aggregate Purchase Price:
     (a) each Seller shall deliver or cause to be delivered to the Purchaser a proper instrument for transfer of the Shares being sold by it free and clear of all Encumbrances, duly executed by it in favor of the Purchaser, accompanied by the share certificates in respect of such Shares;
     (b) each Seller shall deliver or cause to be delivered to the Purchaser a receipt for the portion of the Aggregate Purchase Price attributable to the Shares being sold by it as set forth on the Aggregate Purchase Price Allocation Schedule;

Execution Copy	8

STRICTLY CONFIDENTIAL
     (c) Hitachi shall deliver or cause to be delivered to the Purchaser a receipt of HIT, addressed to the Purchaser and the Company, confirming full satisfaction of the HIT Intercompany Liabilities, including interest accrued thereon as of Closing, and confirming the full discharge and release of all obligations and liabilities of the Company in respect of the HIT Intercompany Liabilities, including interest accrued thereon as of Closing;
     (d) Hitachi shall deliver or cause to be delivered to the Purchaser documents reasonably satisfactory to the Purchaser to evidence the closing of the Recapitalization; and
     (e) each Seller shall deliver or cause to be delivered to the Purchaser each of the items listed at Schedule 2.04.
          SECTION 2.05. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to:
     (a) each Seller, the portion of the Aggregate Purchase Price attributable to the shares being sold by it as set forth on the Aggregate Purchase Price Allocation Schedule by wire transfer in immediately available funds to the Purchase Price Bank Accounts as set forth on the Aggregate Purchase Price Allocation Schedule;
     (b) the Sellers, a certified extract of the resolutions duly and validly adopted by the board of directors of the Purchaser evidencing its authorization of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and
     (c) the Sellers, a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 7.01(a).
          SECTION 2.06. Post-Closing Adjustment of Aggregate Purchase Price. The Aggregate Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.06:
     (a) Estimated Working Capital Statement. Schedule 2.06(a) sets forth the Sellers’ good faith estimate of Working Capital as of the Closing and has been prepared in accordance with the methods, principles, practices and policies set forth therein.
     (b) Closing Working Capital Statement; Closing Financial Statements. As promptly as practicable, but in any event within 60 Business Days following the Closing, Hitachi shall deliver to the Purchaser the Closing Working Capital Statement and the Closing Financial Statements. The Closing Working Capital Statement will be prepared on a basis consistent with the methods, principles, practices and policies employed in the preparation of the Estimated Working Capital Statement and must also be derived from the Closing Financial Statements (with such adjustments as are necessary if the Closing occurs after March 31, 2008).
     (c) Disputes. (i) Subject to Clause (ii) of this Section 2.06(c), the Closing Working Capital Statement delivered by Hitachi to the Purchaser shall be final, binding and conclusive on the parties hereto.

Execution Copy	9

STRICTLY CONFIDENTIAL
     (ii) The Purchaser may dispute any amounts reflected on the Closing Working Capital Statement to the extent the net effect of such disputed amounts in the aggregate would affect the Working Capital reflected on the Closing Working Capital Statement by more than the Designated Amount, such dispute may be for any reason provided that the Purchaser has a good faith belief in such reason after consultation with the Purchaser’s Accountants, provided, however, that the Purchaser shall have notified Hitachi and the Sellers’ Accountants in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 20 Business Days of Hitachi’s delivery of the Closing Working Capital Statement to the Purchaser. In the event of such a dispute, the Sellers’ Accountants and the Purchaser’s Accountants shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto. If the Sellers’ Accountants and the Purchaser’s Accountants are unable to reach a resolution with such effect within 20 Business Days after the receipt by Hitachi and the Sellers’ Accountants of the Purchaser’s written notice of dispute, the Sellers’ Accountants and the Purchaser’s Accountants shall submit the items remaining in dispute for resolution to PricewaterhouseCoopers (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Sellers and the Purchaser and their respective Affiliates, to another independent accounting firm of international reputation mutually acceptable to the Sellers and the Purchaser) (either PricewaterhouseCoopers or such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, within 30 Business Days after such submission, determine and report to each Seller and the Purchaser upon such remaining disputed items, and such report shall be final, binding and conclusive on each Seller and the Purchaser. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Sellers on one hand and the Purchaser on the other hand in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by the Sellers on the one hand and the Purchaser on the other hand (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.
     (iii) In acting under this Agreement, the Sellers’ Accountants, the Purchaser’s Accountants and the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.
     (d) Aggregate Purchase Price Adjustment. The Closing Working Capital Statement shall be deemed final for the purposes of this Section 2.06 upon the earliest of (x) the failure of the Purchaser to notify Hitachi of a dispute within 20 Business Days of Hitachi’s delivery of the Closing Working Capital Statement to the Purchaser, (y) the resolution of all disputes, pursuant to Section 2.06(c)(ii), by the Sellers’ Accountants and the Purchaser’s Accountants and (z) the resolution of all disputes, pursuant to Section 2.06(c)(ii), by the Independent Accounting Firm. Within three Business Days of the Closing Working Capital Statement being deemed final, an adjustment of the Aggregate Purchase Price shall be made as follows:

Execution Copy	10

STRICTLY CONFIDENTIAL
     (i) In the event that the Working Capital reflected on the Estimated Working Capital Statement exceeds the Working Capital reflected on the Closing Working Capital Statement by at least the Designated Amount, then the Aggregate Purchase Price shall be adjusted downward in an amount equal to the amount the Working Capital reflected on the Estimated Working Capital Statement exceeds the Working Capital reflected on the Closing Working Capital Statement plus interest on the adjustment amount calculated in accordance with Section 2.06(e) and Hitachi, on behalf of the Sellers, shall pay such adjustment amount plus interest to the Purchaser within 20 Business Days, by wire transfer in immediately available funds to a bank account designated by the Purchaser.
     (ii) In the event that the Working Capital reflected on the Closing Working Capital Statement exceeds the Working Capital reflected on the Estimated Working Capital Statement by at least the Designated Amount, then the Aggregate Purchase Price shall be adjusted upward in an amount equal to the amount the Working Capital reflected on the Closing Working Capital Statement exceeds the Working Capital reflected on the Estimated Working Capital Statement plus interest on the adjustment amount calculated in accordance with Section 2.06(e) and the Purchaser shall pay such adjustment amount plus interest to the Sellers within 20 Business Days, by wire transfer in immediately available funds to the Purchase Price Bank Accounts in the proportion derived from the Aggregate Purchase Price Allocation Schedule.
     (e) Interest on Payments. Any payments required to be made by Hitachi, on behalf of the Sellers, or the Purchaser pursuant to Section 2.06(d) shall bear interest from the date of the Closing through the date of payment at the Singapore Interbank Offered Rate at the date of the Closing.
     (f) Withholding. The Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller (or HIT, if so directed by any Seller in the Aggregate Purchase Price Allocation Schedule) such amounts as the Purchaser is required to deduct and withhold under any applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of whom such deduction and withholding was made by the Purchaser. The parties believe that applicable Law as of the date hereof would not require withholding for payments made for purchases of shares but it would be required to the extent such payments related to interest on amounts due.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF HITACHI
          Hitachi hereby represents and warrants to the Purchaser, as of the date hereof and the Closing Date or, if a representation or warranty is made as of a specified date, as of such date, as follows:
          SECTION 3.01. Organization, Authority and Qualification of the Sellers. Each Seller is a corporation duly organized and validly existing under the laws of the

Execution Copy	11

STRICTLY CONFIDENTIAL
jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. Each Seller is duly licensed or qualified to do business in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not (a) adversely affect the ability of each Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, or (b) otherwise have a Material Adverse Effect. The execution and delivery of this Agreement by each Seller, the performance by each Seller of its obligations hereunder and the consummation by each Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of each Seller and its respective stockholders. This Agreement has been duly executed and delivered by each Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its respective terms.
          SECTION 3.02. Organization, Authority and Qualification of the Company. (a) The Company is a company duly incorporated and validly existing under the laws of Singapore and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. The Company is duly licensed or qualified to do business, except to the extent that the failure to be so licensed or qualified would not (a) adversely affect the ability of the Sellers to carry out their respective obligations under, and to consummate the transactions contemplated by, this Agreement or (b) otherwise have a Material Adverse Effect. True and correct copies of the Organizational Documents and the minute books of the Company have been delivered by Hitachi to the Purchaser. The minute books of the Company contain complete records of all meetings of and all actions taken by the shareholders and board of directors (including any committees thereof) of the Company and no actions which are designated or required under applicable Law to require the authorization of the meeting of the board of directors and/or the shareholders have been taken by the Company which are not reflected in its respective minutes. The corporate records of the Company, including the stock certificate books, stock registers and stock transfer ledgers of the Company are true, correct and complete. Any applicable stock transfer Taxes and fees of any Governmental Authority levied or payable with respect to transfers of the Shares prior to the Closing Date have been paid and any applicable transfer tax stamps affixed.
          (b) The Company does not have any Subsidiaries.
          SECTION 3.03. Capitalization; Ownership of Shares. (a) As of the date hereof, the total issued and outstanding share capital of the Company consists of 1,796,000,000 Shares, of which 440,000,000 Class A Shares and 1,356,000,000 Class C Shares are issued and outstanding and 396,000,000 Class A Shares and 1,356,000,000 Class C Shares are owned of record and beneficially by Hitachi and 44,000,000 Class A Shares are owned of record and beneficially by HAS, all of which are validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights.
          (b) Between the date hereof and Closing, the Sellers will subscribe for and the Company will issue to the Sellers the Recapitalization Shares for an aggregate subscription price of S$330,000,000 (the “Recapitalization”). The Sellers shall cause the Company to use the Recapitalization proceeds to satisfy in full the HIT Intercompany Liabilities (including all interest accrued thereon), any cancellation fees incurred by the

Execution Copy	12

STRICTLY CONFIDENTIAL
Company in respect of the HIT Intercompany Liabilities and for working capital purposes. The Recapitalization will not adversely affect the Purchaser or the Company, including with respect to any tax or accounting matters. As of the Closing Date, the total issued and outstanding share capital of the Company will consist of 440,000,000 Class A Shares, 1,356,000,000 Class C Shares and the Recapitalization Shares, of which 396,000,000 Class A Shares, 1,356,000,000 Class C Shares and the Hitachi Recapitalization Shares will be owned of record and beneficially by Hitachi and 44,000,000 Class A Shares and the HAS Recapitalization Shares will be owned of record and beneficially by HAS, all of which will be validly issued, fully paid and non-assessable and not issued in violation of any preemptive rights,
          (c) There are no outstanding subscriptions, options, warrants, convertible securities or other rights, agreements, arrangements, obligations or commitments relating to or entitling any Person to purchase or otherwise acquire any stock of the Company or obligating either the Sellers or the Company to issue or sell any stock, or any other interest in, the Company.
          (d) There are no preemptive or similar rights to subscribe for or to purchase any stock of the Company.
          (e) The Shares constitute all the issued and outstanding shares of the Company and are and will be as of the Closing Date collectively owned of record and beneficially by the Sellers free and clear of all Encumbrances. The Sellers have the power and authority to sell, transfer, assign and deliver the Shares as provided in this Agreement, and upon delivery of the Shares on Closing as herein provided, the Purchaser will acquire good and transferable title to the Shares, free and clear of any and all Encumbrances.
          SECTION 3.04. No Conflict. The execution, delivery and performance of this Agreement by each Seller do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or bylaws (or similar organizational documents) of each Seller or the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or the Company or any of their respective properties or (c) except as described at Section 3.04(c) of the Disclosure Schedule, violate, conflict with, result in any breach or termination of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrances upon any property of the Sellers or the Company under, any note, bond, mortgage or indenture, agreement, lease, sublease, license, permit or other instrument or arrangement to which each Seller or the Company is a party, except, in the case of Clauses (b) and (c), as would not (i) materially and adversely affect the ability of each Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or (ii) otherwise have a Material Adverse Effect.
          SECTION 3.05. Governmental and Third Party Consents and Approvals. The execution, delivery and performance of this Agreement by each Seller and the consummation by each Seller of the transactions contemplated hereby do not and will not require any consent, approval, authorization or other order of, action by, declaration or filing with or notification to, any Person, including, any Governmental Authority, by the Company or any Seller, except as described in Section 3.05 of the Disclosure Schedule.

Execution Copy	13

STRICTLY CONFIDENTIAL
          SECTION 3.06. Financial Information. (a) True copies of the audited balance sheet of the Company for the fiscal years ending March 31, 2005, 2006 and 2007 and the related profit and loss account, statement of changes in equity and statement of cash flows for those fiscal years (collectively, the “Financial Statements”) have been delivered by Hitachi to the Purchaser.
          (b) The Estimated Working Capital Statement was prepared in accordance with the methods, principles, practices and policies set forth in Schedule 2.06(a).
          (c) The Closing Working Capital Statement will be prepared on a basis consistent with the methods, principles, practices and policies employed in the preparation of the Estimated Working Capital Statement and will be derived from the Closing Financial Statements (with such adjustments as are necessary if the Closing occurs after March 31, 2008).
          (d) The Financial Statements and the Closing Financial Statements, as the case may be, (i) were and will be prepared in accordance with the books of account and other financial records of the Company (except as may be indicated in the notes thereto), (ii) present and will present fairly in all material respects the financial condition and results of operations, changes in stockholders’ equity and cash flow of the Company as of the dates thereof or for the periods covered thereby, and (iii) were and will be prepared in accordance with SFRS applied on a basis consistent with the past practices of the Company.
          (e) As of the Closing, the property, plant and equipment of the Company will not decrease by more than S$400,000 from the property, plant and equipment of the Company of S$224,496,000 as reflected in the forecast provided by Hitachi to the Purchaser, dated as of February 1, 2008.
          (f) Since the Balance Sheet Date, the Company has incurred capital expenditures of approximately S$25.8 million (of which approximately S$18.6 million has been or will have been paid to equipment suppliers prior to Closing and approximately S$7.2 million has been used as described in Section 3.18(c)) and will be fully reflected in the Closing Working Capital Statement. Such capital expenditures shall also be included as fixed assets in the Closing Financial Statements.
          (g) Neither the Estimated Working Capital Statement nor the Closing Working Capital Statement shall include any amounts relating to the sale of the eight shut down tools as described at Section 5.11(c).
          SECTION 3.07. Absence of Undisclosed Material Liabilities. (a) There are no Liabilities of the Company other than (i) Liabilities reflected or reserved against on the Financial Statements or the notes thereto, (ii) Liabilities set forth in the Section 3.07(a) of the Disclosure Schedule, or (iii) current Liabilities incurred since the Balance Sheet Date in the ordinary course of business of the Company consistent with past practices.
          (b) There are no Liabilities owing by the Company to Hitachi or its Affiliates other than the (i) HIT Intercompany Liabilities (including interest accrued thereon as of the Closing) and (ii) Liabilities relating to the Business incurred in the ordinary course consistent with past practices and, with respect to such Liabilities incurred prior to the date hereof, reflected in the Estimated Working Capital Statement. As of the Closing Date, the HIT Intercompany Liabilities, including interest accrued thereon as of the Closing, shall be

Execution Copy	14

STRICTLY CONFIDENTIAL
fully satisfied and the Company shall be fully discharged and released from all obligations and liabilities thereunder.
          (c) As of the date hereof, since the Balance Sheet Date, no event has occurred which, individually or in the aggregate, has had, or is reasonably likely to result in, a Material Adverse Effect.
          SECTION 3.08. Conduct in the Ordinary Course. Except as described in Section 3.08 of the Disclosure Schedule, since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practices and the Company has complied with and has not violated or breached in any respect any of the terms of clauses (a) through (k) of Section 5.01 assuming such section was applicable from and after the Balance Sheet Date through and including the date hereof.
          SECTION 3.09. Litigation. There is no Action or Governmental Order (i) pending or, to the Sellers’ Knowledge as of the date hereof, threatened against, involving or otherwise affecting (x) the Business or (y) the Company or (z) any of the directors or officers of the Company with respect to their business activities on behalf of the Company; or (ii) that may have the effect of preventing, making illegal, or otherwise interfering with any of the transactions contemplated by this Agreement. The Company is not in default with respect to any Governmental Order, and there are no unsatisfied judgments against the Company.
          SECTION 3.10. Compliance with Laws. Except as would not (a) adversely affect the ability of each Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or (b) otherwise have a Material Adverse Effect, the Company has conducted and continues to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Company and the Company is not in violation of any such Law or Governmental Order.
          SECTION 3.11. Environmental Matters. (a) Except as would not have a Material Adverse Effect, (i) the Company is in compliance with all applicable Environmental Laws and have obtained and are in compliance with all Environmental Permits, (ii) the Company has obtained all Environmental Permits required under all applicable Environmental Laws necessary to operate the Business and the execution and implementation of this Agreement will not affect the validity or require the transfer of any Environmental Permits held by the Company and will not require any notification, disclosure, registration, reporting, filing, investigation or remediation under any Environmental Law; (iii) the Company is not the subject of any outstanding or, to the Sellers’ Knowledge, threatened Action relating to any Environmental Laws; (iv) there are no written claims pursuant to any Environmental Law pending or, to the Sellers’ Knowledge, threatened against the Company, and the Company has not received any written communication alleging that the Company is or may be in violation of any Environmental Permit or may have any Liability or responsibility under any Environmental Law and there are no facts or circumstances which could form the basis of such a communication; and (v) there are no investigations of the Business, operations, or currently or previously owned, operated or leased property of the Company pending against the Company or, to the Sellers’ Knowledge, threatened which could lead to the imposition of any Liability or responsibility of the Company pursuant to Environmental Law. Hitachi has provided the Purchaser with copies of any and all environmental assessment or audit reports or other similar studies or analyses generated by or for the Company or the Sellers during the seven year period ending on the date hereof, that relate to the Assets.

Execution Copy	15

STRICTLY CONFIDENTIAL
          (b) The Purchaser acknowledges that (i) the representations and warranties contained in this Section 3.11 are the only representations and warranties being made with respect to compliance with or Liability under Environmental Laws related in any way to the Business, including the Assets, or to this Agreement or its subject matter, and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.
          SECTION 3.12. Proprietary Rights. (a) The Company does not own any Proprietary Rights.
          (b) Except as described in Section 3.12(b) of the Disclosure Schedule, Renesas is the owner or licensee of all Proprietary Rights currently used or licensed by the Company, and the Company has a valid right to use all Proprietary Rights used or necessary for the conduct of the Business as now conducted. The Purchaser acknowledges and agrees that, except as expressly set forth in the Foundry Agreement, the Company shall have no rights whatsoever in respect of the Proprietary Rights of Renesas.
          (c) Except as described in Section 3.12(c) of the Disclosure Schedule, the Company is not under any obligation to pay any license fees, royalties or other payments or similar payments in connection with the Proprietary Rights used by the Company, and the Company is not in default, or with the giving of notice or lapse of time or both, would be in default, under any license with respect to any Proprietary Right.
          (d) As of the date hereof, (i) none of the Proprietary Rights has been held or stipulated to be invalid in any litigation which has been concluded, (ii) the validity of none of the Proprietary Rights has been challenged by any third party or questioned in any pending, or to the Sellers’ Knowledge, threatened Action, and (iii) Renesas has not received any written notice from any third party challenging or questioning the validity of any of the Proprietary Rights.
          (e) No approval or consent of any Person is needed for the Company to continue using, subject to the terms and conditions of the Foundry Agreement, the Proprietary Rights used in the conduct of the Business prior to the Closing following the consummation of the transactions contemplated hereby and the effectiveness of the Foundry Agreement.
          SECTION 3.13. Real Property. (a) The Company does not own any real property.
          (b) Section 3.13(b) of the Disclosure Schedule lists the address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Except as described in Section 3.13(b) of the Disclosure Schedule, (i) Hitachi has delivered to the Purchaser, true and complete copies of (A) all leases, together with any and all amendments, modifications or supplements thereto, in effect at the date hereof relating to the Leased Real Property and (B) all material deeds, title insurance policies, legal opinions, title reports, appraisals, surveys, building plans and such other similar materials and instruments applicable to the Leased Real Property within the possession or control of the Sellers or the Company; and (ii) there has not been any sublease or assignment entered into by the Company in respect of the leases relating to the Leased Real Property.

Execution Copy	16

STRICTLY CONFIDENTIAL
          (c) The Company has all material certificates of occupancy and permits necessary for the current use and operation of the Leased Real Property, and the Company has fully complied in all material respects with all conditions of such certificates of occupancy and permits applicable to it. No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any such certificate of occupancy and permit.
          (d) As of the date hereof, there does not exist any actual or, to the Sellers’ Knowledge, threatened or contemplated condemnation or eminent domain proceedings that affect the Leased Real Property in whole or in part, and none of the Sellers or the Company has received any notice of the intention of any Governmental Authority or other Person to take or use all or any part of the Leased Real Property.
          (e) As of the date hereof, none of the Sellers or the Company has received any notice from any insurance company that has issued a policy with respect to the Leased Real Property requiring performance of any structural or other repairs or alterations to such Leased Real Property.
          (f) The Company does not own or hold, nor is it obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.
          SECTION 3.14. Employee Benefit Matters. (a) Section 3.14(a) of the Disclosure Schedule lists (i) all employee benefit plans and all bonus, stock option, incentive, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other agreements, to which the Company is a party, with respect to which the Company has any obligation or which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company, and (ii) any contracts, arrangements or understandings between the Company and any employee of the Company (collectively, the “Employee Benefit Plans”). For the avoidance of doubt, “Employee Benefit Plans” shall not include any employee benefit plans, bonus, stock option, incentive, severance or other benefit plans, programs or arrangements or employment, termination, severance or other agreement maintained, contributed to or sponsored by Renesas or its Affiliates for employees of Renesas or such Affiliates who have been seconded to the Company (the “Renesas Employee Benefit Plans”). True, correct and complete copies of all Employee Benefit Plans and related documents have been delivered or made available to the Purchaser, including all amendments thereto. Benefits under all Employee Benefit Plans are as represented and have not been increased subsequent to the date as of which documents have been provided.
          (b) The Company has duly made all contributions and premiums required by Law within the prescribed time periods or by the terms of any Employee Benefit Plan and shall continue to do so through the Closing Date. If intended or required to be funded and/or book-reserved, each such Employee Benefit Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.
          (c) Except as contemplated under any of the documents to be executed in connection with the Closing as contemplated in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including any bonus, golden parachute or severance payment) becoming due to any employee of Company (whether or not under any Employee Benefit

Execution Copy	17

STRICTLY CONFIDENTIAL
Plan); (ii) increase any benefits otherwise payable under any Employee Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such benefits.
          (d) None of the Sellers or the Company has any contract or agreement to create any additional Employee Benefit Plan or to modify any such existing plan.
          (e) Other than pursuant to any Employee Benefit Plan and except for Liabilities that are reflected on the Closing Working Capital Statement, there does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any Liability to the Company following the Closing with respect to any employee benefit plan, or bonus, stock option, incentive, severance or other benefit plan, program or arrangement, or employment, termination, severance or other agreement, to which any Seller or any of its Affiliates is a party, with respect to which any Seller or any of its Affiliates has any obligation or which is maintained, contributed to or sponsored by any Seller or any of its Affiliates for the benefit of any current or former employee, officer or director of any Seller or any of its Affiliates.
          (f) Pursuant to a secondment agreement dated as of March 31, 2005, entered into between the Company and Renesas, the Company is obligated to reimburse Renesas for the bi-annual bonuses paid to its employees or the employees of its Affiliates who have been seconded to the Company. To the extent determinable, these reimbursement obligations will be reflected on the Closing Working Capital Statement. Except as set forth above, there are no Liabilities owing by the Company with respect to any of the Renesas Employee Benefit Plans.
          (g) The aggregate amount of all loans and advances made by the Company to the employees of Renesas or its Affiliates who have been seconded to the Company (the “Secondee Loans”) does not exceed S$30,000.
          SECTION 3.15. Taxes. (a) (i) All Tax Returns required to have been filed by or with respect to the Company have been filed within the prescribed time period (taking into account any extension of time to file granted or obtained); (ii) all Taxes required to be paid by the Company have been paid without penalty or interest or, in respect of Taxes currently payable, will be paid within the prescribed time period; (iii) no deficiency for any amount of Tax has been asserted or assessed by a Governmental Authority against the Company that has not been satisfied by payment, settled or withdrawn; (iv) there are no Tax Encumbrances on any Assets of the Company (other than Permitted Encumbrances); (v) none of the Tax Returns are under audit; (vi) no waivers of any applicable statutory (or otherwise) period of limitations or extensions of time with respect to any Tax Returns have been granted to the Company; and (vii) the Company does not have any nexus with any jurisdiction where the Company does not file a Tax Return which nexus could subject it to Tax in such jurisdiction.
          (b) The Company has delivered or made available to the Purchaser complete and accurate copies of all Tax Returns of the Company (and its predecessors) for all taxable years remaining open under the applicable statutory (or otherwise) period of limitations, including for the most recent taxable year, complete and accurate copies of all examination reports assessed against or agreed to by the Company (and its predecessors) and all notices of additional assessments since March 31, 2003.

Execution Copy	18

STRICTLY CONFIDENTIAL
          (c) The Company is not bound by any Tax sharing or allocation agreements or similar arrangements (including indemnity or reimbursement arrangements) and has no Liability for Taxes of any other Person.
          (d) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date whether or not as a result of any (i) installment sale or other transaction on or prior to the Closing Date, (ii) accounting method change or agreement with any Governmental Authority, or (iii) prepaid amount received on or prior to the Closing Date.
          SECTION 3.16. Material Contracts. (a) Section 3.16(a) of the Disclosure Schedule lists each of the following contracts and agreements of the Company in effect as of the date hereof (such contracts and agreements being “Material Contracts”):
     (i) all management contracts and contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;
     (ii) all contracts and agreements relating to indebtedness for borrowed money, indemnification or guarantees in each case involving an amount in excess of S$1,000,000, individually or in the aggregate;
     (iii) all contracts and agreements that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;
     (iv) all contracts and agreements, or series of any such contracts with a customer of the Company if the Company is obligated thereunder to deliver more than S$1,000,000 in invoice value of finished goods and services or will take one year or more from the date hereof to perform or complete;
     (v) all purchase commitments or similar contracts or series of any such contracts with a vendor or supplier if such commitment exceeds S$1,000,000;
     (vi) (1) joint venture, partnership or similar contracts or agreements, (2) contracts or agreements relating to the acquisition or disposition by the Company of any operating business or the capital stock of any other Person, (3) contracts or agreements for the purchase, sale, assignment, transfer, conveyance, lease or other disposal of any of the assets of the Company or for the grant to any Person of any preferential rights to purchase any of its assets involving an amount in excess of S$1,000,000, individually or in the aggregate, (4) any contracts or agreements relating to the making of loans, advances or capital contributions to, or investments in, any Person (other than the Secondee Loans), or the discharge or satisfaction of any debt or claim or the amendment, termination, waiver or release of any contract right by the Company involving an amount in excess of S$1,000,000, individually or in the aggregate; or (5) all material contracts, agreements, or product warranties not made in the ordinary course of business;

Execution Copy	19

STRICTLY CONFIDENTIAL
     (vii) all leases of personal property (individually, a “Personal Property Lease” and, collectively, the “Personal Property Leases”) for any such lease involving annual payments in excess of S$1,000,000 relating to personal property used in the Business or to which the Company is a party or by which the properties or assets of the Company are bound; and
     (viii) all maintenance or service contracts requiring payment at an average rate of S$5,000 per month or more.
          (b) (i) Each Material Contract is valid and binding on the Company and, to the Sellers’ Knowledge, the counterparties thereto, is enforceable against the Company and, to the Sellers’ Knowledge, the counterparties thereto in accordance with its terms, and is in full force and effect; (ii) no Material Contract has been modified or amended; (iii) as of the date hereof, none of the Sellers or the Company has received any written notice or communication from any party to a Material Contract stating such party’s intent to modify, terminate or fail to renew the arrangements and relationships set forth therein with the Company; (iv) the Company is not in breach of, or default in any material respect under, any Material Contract to which it is a party nor, to the Sellers’ Knowledge, is any other party to any Material Contract in default in any material respect thereunder; and (v) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Section 3.04(c) of the Disclosure Schedule are not obtained and except as set forth in Section 3.16(c) below, the Material Contracts shall continue in full force and effect without penalty or other adverse consequences.
          (c) Set forth at Section 3.16(c) of the Disclosure Schedule is a complete list of all the contracts that would be terminated as of Closing (including the memorandum of understanding (the “Renesas MOU”), dated as of December 21, 2004, between Hitachi and Renesas) and contracts between the Company on the one hand and Hitachi and its Affiliates or Renesas and its Affiliates on the other hand) and neither the Company nor the Purchaser shall have any liabilities or obligations thereunder except for any payables of the Company to such parties that are reflected on the Closing Working Capital Statement.
          SECTION 3.17. Brokers. Except for Deutsche Securities Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers. Hitachi is responsible for the fees and expenses of Deutsche Securities Inc.
          SECTION 3.18. Tangible Personal Property; Sufficiency of Assets; Capacity of Wafer Fabrication Facility. (a) The Company has good and marketable title to each item of tangible personal property reflected in the Financial Statements and the Estimated Working Capital Statement (except as sold or disposed of subsequent to the date thereof in the ordinary course of business), free and clear of any and all Encumbrances (other than Encumbrances that do not materially and adversely affect the operation and use of such tangible personal property). Except as would not have a Material Adverse Effect, all such items of tangible personal property which, individually or in the aggregate, are material to the operation of the Business, are in good condition and a state of good maintenance and repair (ordinary wear and tear excepted), and have been maintained in accordance with the manufacturers’ and customers’ specifications (if any) and good industry practice.

Execution Copy	20

STRICTLY CONFIDENTIAL
          (b) The Personal Property Leases and each item of tangible personal property reflected in the Financial Statements and the Estimated Working Capital Statement and which will be reflected in the Closing Working Capital Statement, together with the Leased Real Properties described in Section 3.13 and the Proprietary Rights described in Section 3.12, are all of the assets used or necessary for the conduct of the Business as now conducted, are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing, generally suitable for the purposes used and in material compliance with all applicable Laws.
          (c) As of the Closing Date, the wafer input capacity of the Company’s wafer fabrication facility shall be at least 24,100 wafers per month, consisting substantially of 0.18 um wafers. Upon completion of the S$8.268 million capital expenditure as described at Section 3.18(c) of the Disclosure Schedule and based on the product mix and production plan of the Company as set forth in the Confidential Memorandum (as defined in Section 4.07), the wafer input capacity of the Company’s wafer fabrication facility shall include 6,000 0.15 um wafers per month. No additional capital expenditures shall be required to achieve such levels of capacity.
          SECTION 3.19. Insurance. Section 3.19 of the Disclosure Schedule sets forth a complete and accurate list (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums and a general description of the type of coverage provided) of all policies or binders of insurance of any kind or nature covering the Company or any of its employees, properties or assets, including, policies of life, disability, fire, theft, workers compensation, employee fidelity and other casualty and liability insurance. All policies or binders of insurance covering the Company or any of its employees, properties or assets are in full force and effect and are sufficient for compliance with all applicable Laws and of all contracts to which the Company is a party. The Company is not in default under any of such policies or binders, and the Company has not failed to give any notice or to present any claim under any such policy or binder in a due fashion and within the time periods prescribed thereby. To the Sellers’ Knowledge, there are no facts upon which an insurer might be justified in reducing coverage or increasing premiums on existing policies or binders. There are no outstanding unpaid claims under any such policies or binders. Such policies and binders are in full force and effect as of the date hereof and shall be kept in full force and effect by the Company through the Closing Date.
          SECTION 3.20. Related Party Transactions. (a) Except as set forth on Section 3.20(a) of the Disclosure Schedule, (i) none of the Sellers, the beneficiaries of the Sellers, or any of the Affiliates of the foregoing (other than the Company) has borrowed any moneys from or has outstanding any other indebtedness or other similar obligations to the Company; (ii) none of the Sellers, the beneficiaries of the Sellers, or any Affiliate of the foregoing (other than the Company), or any director, officer or employee of the Company (whether acting as such on or after the date which is one year before the date hereof) is a party to any contract, agreement or understanding with the Company; and (iii) none of the Sellers has any contract, agreement or understanding with any officer or director of the Company with respect to the subject matter of this Agreement or the consideration payable hereunder.
          (b) All balances between the Company and HIT pursuant to the pooling services agreement, dated as of October 1, 2003, shall have been settled on or prior to Closing.

Execution Copy	21

STRICTLY CONFIDENTIAL
          SECTION 3.21. Suppliers. Section 3.21 of the Disclosure Schedule sets forth a complete and accurate list of all suppliers of the Company where the annual purchases therefrom amount to S$2,000,000 or more during each of the Company’s last three fiscal years. Since the Balance Sheet Date, the Company has not received any notice of any material adverse change in the business relationship or prospects of the Company with respect to any supplier listed at Section 3.21 of the Disclosure Schedule.
          SECTION 3.22. Labor Matters. (a) The Company is not and has not been engaged in any unfair labor practice which would have a Material Adverse Effect; (b) there is no unfair labor practice complaint pending or, to the Sellers’ Knowledge, threatened against the Company; (c) there is no strike, labor dispute, slowdown or stoppage pending or, to the Sellers’ Knowledge, threatened against the Company; (d) to the Sellers’ Knowledge, no event has occurred or circumstance exists that could reasonably be expected to provide the basis for any work stoppage or other labor dispute, and (e) the Company has not entered into any contracts or arrangements with any labor union or association representing any employee of the Company and to the Sellers’ Knowledge, there are no union organizing activities taking place at the Company.
          SECTION 3.23. Permits. The Company has obtained all approvals, consents, licenses, permits, waivers or other governmental or regulatory authorizations reasonably necessary to the ownership or operation of its properties or the conduct of its Business (the “Permits”). The Permits held by the Company or used in the conduct of its Business or operations or use of its properties and assets, as described in Section 3.23 of the Disclosure Schedule, collectively constitute all of the Permits reasonably necessary for the Company to lawfully conduct and operate the Business in the manner they currently conduct and operate the Business and to permit the Company to own and use their assets in the manner in which they currently own and use such assets. All applications for or renewals of all Permits have been duly filed and made within the prescribed time periods and no Permit will expire or be terminated as a result of the consummation of the transactions contemplated by this Agreement.
          SECTION 3.24. Disclaimer of Sellers. EXCEPT AS SET FORTH IN OR MADE PURSUANT TO THIS AGREEMENT, NONE OF THE SELLERS, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE COMPANY, THE SHARES OR ANY OF THE ASSETS, INCLUDING WITH RESPECT TO (I) MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, (II) THE OPERATION OF THE BUSINESS BY THE PURCHASER AFTER THE CLOSING IN ANY MANNER OTHER THAN AS USED AND OPERATED BY RENESAS AND THE COMPANY OR (III) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS AFTER THE CLOSING.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER
The Purchaser hereby represents and warrants to each Seller as follows:

Execution Copy	22

STRICTLY CONFIDENTIAL
          SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a company duly incorporated and validly existing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Purchaser is duly licensed or qualified to do business in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not adversely affect the ability of Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement. The execution and delivery by the Purchaser of this Agreement, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery of this Agreement by each Seller) this Agreement constitutes legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with its respective terms.
          SECTION 4.02. No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, the execution, delivery and performance by the Purchaser of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or its respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, agreement, lease, sublease, license, permit, or other instrument or arrangement to which the Purchaser is a party, except, in the case of Clause (c), where any required consents are obtained prior to the date hereof, and further except, in the case of Clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.
          SECTION 4.03. Governmental and Third Party Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby do not and will not require any consent, approval, authorization or other order of, action by, declaration or filing with, or notification to, any Person, including, any Governmental Authority, by the Purchaser, except the premerger notification and waiting period requirements pursuant to the competition law requirements of Singapore.
          SECTION 4.04. Financing. The Purchaser has sufficient immediately available funds to pay, in cash, the Aggregate Purchase Price and all other amounts payable pursuant to this Agreement or otherwise necessary to consummate all the transactions contemplated hereby.
          SECTION 4.05. Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the best knowledge of the Purchaser, threatened, which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

Execution Copy	23

STRICTLY CONFIDENTIAL
          SECTION 4.06. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.
          SECTION 4.07. Independent Investigation; Sellers’ Representations. The Purchaser has conducted its own independent investigation, review and analysis of the Business, operations, Assets, liabilities, results of operations, financial condition, and prospects of the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. The Purchaser hereby acknowledges and agrees that (a) other than the representations and warranties set forth in or made pursuant to this Agreement and the Foundry Agreement, none of the Sellers, their respective Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty with respect to the Company, the Shares or the Assets and (b) other than the indemnification obligations of each Seller set forth in Article VIII, and other than any Liability which arises from fraud or intentional misrepresentation of any of the Sellers or their respective Affiliates, none of the Sellers, their Affiliates, or any of their respective officers, directors, employees or representatives will have or be subject to any Liability or indemnification obligation to the Purchaser or to any other Person resulting from the distribution to the Purchaser, its Affiliates or representatives of, or the Purchaser’s use of, any information relating to the Business, including the Confidential Memorandum, dated as of September 2007 (the “Confidential Memorandum”), and any information, documents or material made available to the Purchaser, whether orally or in writing, in certain “data rooms,” management presentations, responses to questions submitted on behalf of the Purchaser, during site visits or in any other form in expectation of the transactions contemplated by this Agreement, except that if any of the provisions of this Agreement are not performed in accordance with their terms or are otherwise breached, the parties shall be entitled to seek specific performance of the terms thereof in accordance with applicable Law. For the avoidance of doubt, the Purchaser shall be able to pursue and enforce any and all remedies available under applicable Law or otherwise in respect of any Liability which arises from fraud or intentional misrepresentation of any of the Sellers or their respective Affiliates. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Sellers or their respective representatives (except the specific representations and warranties of each Seller set forth in or made pursuant to this Agreement and the representations and warranties of Renesas set forth in or made pursuant to the Foundry Agreement).
ARTICLE V
ADDITIONAL AGREEMENTS
          SECTION 5.01. Conduct of Business Prior to the Closing. Each Seller covenants and agrees that, except as described in Section 5.01 of the Disclosure Schedule, between the date hereof and the Closing, it shall cause the Company to, (i) conduct its Business in all material respects in the ordinary course consistent with past practices and (ii) use its reasonable best efforts to preserve intact in all material respects the current business organization of the Business and the Assets. Without limiting the foregoing and except as described in Section 5.01 of the Disclosure Schedule, each Seller covenants and agrees that, between the date hereof and the Closing, it shall not allow the Company to (without the prior

Execution Copy	24

STRICTLY CONFIDENTIAL
written consent of the Purchaser, which consent may be provided or withheld in the Purchaser’s sole discretion, but in any case without unreasonable delay):
     (a) (i) except for the issue of the Recapitalization Shares, issue or sell any shares, notes, bonds or other securities of the Company (or any option, warrant or other right to acquire the same), (ii) redeem, repurchase or acquire any shares of the Company, or (iii) declare or pay any dividends or distributions to the holders of shares of the Company, other than dividends, distributions and redemptions declared, made or paid by the Company solely to the Sellers and as described in Section 5.01 of the Disclosure Schedule and provided that any such dividends, distributions or redemptions are reflected in the Closing Working Capital Statement;
     (b) enter into, amend or modify any Material Contracts or amend or modify the Foundry Agreement;
     (c) except for any amendment or restatement necessary to effect the Recapitalization, amend or restate any of the Organizational Documents;
     (d) other than as required by Law, grant or announce any increase in the salaries, bonuses or other benefits payable by the Company to any of the employees of the Company pursuant to any Employee Benefit Plans, programs or agreements existing on the date hereof. To the Sellers’ Knowledge, there is no requirement by Law for the Company to do any of the above;
     (e) change any method of accounting or accounting practice or policy used by the Company, other than such changes required by SFRS;
     (f) fail to exercise any rights of renewal with respect to any material Leased Real Property that by its terms would otherwise expire;
     (g) enter into any employment or similar contract (or amend any such contract) with any person holding the designation of section manager or equivalent and above;
     (h) revalue any of the Assets, including, by writing off inventory, notes or accounts receivable except in the ordinary course of business consistent with past practice or as required by SFRS;
     (i) institute or settle any Action involving an amount in excess of S$100,000, individually or in the aggregate, by the Company;
     (j) make any Tax election or agreement or change any Tax election of any kind by the Company, settle or compromise any claim, notice, audit report, assessment or additional assessment in respect of Taxes, or enter into any Tax allocation or sharing agreement; and
     (k) agree to do anything set forth in subsections (a) through (j) of this Section 5.01.
          Notwithstanding anything to the contrary contained herein, subject to Section 5.07, nothing shall prohibit the Sellers from causing the Company to pay, or to receive payment for, any amounts outstanding under the payables or receivables between the

Execution Copy	25

STRICTLY CONFIDENTIAL
Company, on the one hand, and the Sellers and any of their respective Affiliates, on the other hand, under the agreements and contracts listed in Section 3.20 of the Disclosure Schedule provided that any such payments (x) are consistent with past practice and made in accordance with the terms of the agreements or contracts establishing such payables or receivables and (y) are reflected in the Closing Working Capital Statement.
          SECTION 5.02. Access to Properties and Information. (a) From the date hereof until the Closing, upon reasonable notice, Hitachi shall cause the Company and its officers, directors, employees, accountants and counsel to (i) afford the Purchaser and its authorized representatives access to the Company’s wafer fabrication facility, equipment and operating data for the purposes of conducting qualification activities in connection with the manufacture of wafers, including engineering activity wafers and unit module development, (ii) afford the Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the Company, and (iii) furnish to the officers, employees, and authorized agents and representatives of the Purchaser such additional financial and operating data and other information regarding the Business (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours in Singapore, under the supervision of Hitachi’s or Renesas’ personnel and in such a manner as not to interfere with the normal operations of the Business. Notwithstanding anything to the contrary in this Agreement, Hitachi shall not be required to disclose any information to the Purchaser if Hitachi believes in good faith would (i) jeopardize any attorney-client or other legal privilege, or (ii) contravene any applicable Laws; provided in each case that Hitachi discloses to the Purchaser as much information as it is legally permitted about the matter to which the privilege or applicable Law applies, and provided further that Hitachi shall use its reasonable best efforts to cooperate and explore in good faith whether a method could be used to permit disclosure by Hitachi without waiving such privilege.
          (b) In order to facilitate the resolution of any claims made against or incurred by the Sellers relating to the Business, for a period up to and including March 31, 2013, the Purchaser shall (i) retain the books and records relating to the Company relating to periods prior to the Closing, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of each Seller reasonable access (including the right to make, at the each Seller’s expense, photocopies), during normal business hours in Singapore, to such books and records; provided, however, that (A) any such access or furnishing of information shall be conducted at the Sellers’ expense, under the supervision of the Purchaser’s personnel and in such a manner as not to interfere with the normal operations of the Business and (B) the Purchaser shall notify Hitachi at least 30 days in advance of destroying any such books and records prior to and including March 31, 2013 in order to provide Hitachi the opportunity to access such books and records in accordance with this Section 5.02(b).
          (c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser or the Company, for a period up to and including March 31, 2013, each Seller covenants and agrees that Hitachi shall (i) retain the books and records relating to the Business and the Company relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser or the Company, and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours in Japan, to such books and records; provided, however, that (A) any such

Execution Copy	26

STRICTLY CONFIDENTIAL
access or furnishing of information shall be conducted at the Purchaser’s expense, under the supervision of the Sellers’ personnel and in such a manner as not to interfere with the normal operations of the Sellers’ business and (B) Hitachi shall notify the Purchaser at least 30 days in advance of destroying any such books and records prior to and including March 31, 2013 in order to provide the Purchaser the opportunity to access such books and records in accordance with this Section 5.02(c).
          SECTION 5.03. Confidentiality. (a) The terms of the letter agreement, dated as of July 6, 2007 (the “Nondisclosure Agreement”), between Hitachi and the Purchaser are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Nondisclosure Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Nondisclosure Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Nondisclosure Agreement) exclusively relating to the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Nondisclosure Agreement shall nonetheless continue in full force and effect.
          (b) Nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Nondisclosure Agreement. The Purchaser acknowledges and agrees that any confidential information provided to the Purchaser pursuant to Section 5.02(a) or otherwise by the Sellers, the Company, or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Nondisclosure Agreement.
          SECTION 5.04. Regulatory and Other Authorizations; Notices and Consents. (a) The Purchaser and each of the Sellers shall use their respective commercially reasonable efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to this Agreement (the “Governmental Approvals”) and will cooperate fully with each other in promptly seeking to obtain all such Governmental Approvals. For the purposes of the definition of “Governmental Approvals”, any authorizations, consents and approvals from the Jurong Town Corporation shall not be considered a Governmental Approval but shall be an authorization, consent or approval of a third party. As soon as practicable after the entry into this Agreement, the parties hereto shall cooperate in the preparation of a notification to the CCS of the sale and purchase of the Shares hereunder, and the application to it for a decision, in accordance with Section 57(1) of the Competition Act and (if applicable) within the specified time frame (or extensions thereof) as may be stipulated by the CCS. Each party hereto undertakes not to provide any incomplete, false or misleading information to the CCS in connection with the aforesaid notification and application to the CCS for a decision. The Sellers shall not be required to pay any fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval (other than normal filing fees that are imposed by Law on the Sellers).
          (b) Subject to applicable Law, each party to this Agreement shall promptly notify the other parties of any communication it or any of its controlled Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the matters that are the subject of this Agreement

Execution Copy	27

STRICTLY CONFIDENTIAL
unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Nondisclosure Agreement and applicable Law, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as each other party may reasonably request in connection with the foregoing. Subject to the Nondisclosure Agreement and applicable Law, the parties to this Agreement will provide the other parties with copies of all correspondence, filings or communications among the parties or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.
          (c) Each of the Sellers shall use their respective commercially reasonable efforts to promptly obtain all consents and approvals described in Sections 3.04(c)(2)(a) and 3.05(1) of the Disclosure Schedule.
          SECTION 5.05. Retained Names and Marks. (a) Purchaser hereby acknowledges that all right, title and interest in and to the names “Hitachi” and “HNS,” together with all variations thereof and all trademarks, service marks, domain names, trade names, trade dress, corporate names, logos and other identifiers of source containing, incorporating or associated with any of the foregoing (the “Retained Names and Marks”) are owned exclusively by either or both of the Sellers, and that, except as expressly provided below, any and all right of the Company to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the appropriate Seller. Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.
          (b) The Purchaser shall, as soon as practicable after the Closing, but in no event later than 20 Business Days thereafter, cause the Company to effect a change in its corporate name to a corporate name that does not contain any Retained Names and Marks.
          (c) Within 90 days after the Closing, the Purchaser shall use its reasonable best efforts to cause the Company to remove or obliterate all Retained Names and Marks from all existing stocks of signs, letterheads, advertisements and promotional materials, Internet web sites and Internet domain names, and other documents and materials containing the Retained Names and Marks or limit the use of such existing stocks for internal use only, and transfer to the Sellers any rights with respect to Internet domain names incorporating any Retained Names or Marks. Except as contemplated by this Section 5.05, no right to use the Retained Names and Marks is granted by either of the Sellers to the Purchaser or the Company, whether by implication or otherwise, and nothing hereunder permits the Purchaser or the Company to use the Retained Names and Marks on any non-public documents, materials, products or services or unless required to comply with applicable Law.
          SECTION 5.06. Notifications. Until the Closing, each party hereto shall promptly notify the other party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that will or is reasonably likely to result in any of the conditions set forth in Article VII of this Agreement becoming incapable of being satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Execution Copy	28

STRICTLY CONFIDENTIAL
           SECTION 5.07. Cash at Closing. The Sellers shall cause the Company to have, at the Closing, cash or cash equivalents in an aggregate amount of at least S$300,000.
           SECTION 5.08. Further Action. The parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement.
           SECTION 5.09. Tax Matters. (a) Any Tax refund, credit or similar benefit (including any interest paid or credited with respect thereto) relating to any taxable period (or any portion of a taxable period) ending on or before the date of the Closing, based on Tax Returns prepared by Hitachi, shall be the property of the Sellers, and if received by the Purchaser or the Company, shall be paid over to the Sellers within 45 days after such receipt. The Purchaser may permit each Seller to participate in (at each Seller’s expense) the prosecution of any such refund claim. Notwithstanding the foregoing, the Purchaser shall be entitled to any Tax refund, credit or similar benefit relating to any pre-Closing period if such refund, credit or similar benefit results from any change in the tax status of the Company after Closing resulting from any post-Closing reorganization or restructuring.
          (b) Notwithstanding anything to the contrary in this Agreement, the Sellers shall, on a joint and several basis, be responsible for, and fully indemnify the Purchaser and the Company with respect to, any and all Excluded Taxes. The Purchaser and the Company shall promptly notify Hitachi if there is any written notice of deficiency or other claim relating to the Excluded Taxes. Any payment pursuant to this Section 5.09(b) shall be made within the earlier of (i) 45 days after the written demand therefor and (ii) the time within which the Company is required to pay such amount as required by applicable Law.
          (c) Hitachi shall prepare and file (or cause the Company to prepare and file) all Tax Returns relating to the Company for all taxable periods ending on or before the date of the Closing. The Purchaser shall prepare and file (or cause the Company to prepare and file) all Tax Returns that relate to the Company for taxable periods ending after the date of the Closing (including Straddle Periods); it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchaser, except for Excluded Taxes which are the responsibility of the Sellers. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by applicable law. With respect to any Tax Return required to be filed with respect to the Company after the date of the Closing and as to which Taxes are allocable to the Sellers under the definition of Excluded Taxes, the Purchaser shall provide Hitachi and its authorized representative with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Sellers pursuant to the definition of Excluded Taxes at least 30 days prior to the due date (including any extension thereof) for filing of such Tax Return, and Hitachi and its authorized representative shall have the right to review and comment on such Tax Return and statement prior to the filing of such Tax Return. Hitachi and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by Hitachi or its authorized representative.
          (d) Hitachi and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the

Execution Copy	29

STRICTLY CONFIDENTIAL
Purchaser shall cause the Company to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, determining a Liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Notwithstanding anything to the contrary in Section 5.02, each Seller and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Company for any taxable period that includes the date of the Closing and for all prior taxable periods until the later of (i) the expiration of the applicable statutory limitation periods to which such Tax Returns and other documents relate, without regard to extensions or (ii) six years following the applicable year of assessment for such Tax Returns.
           SECTION 5.10. Aggregate Purchase Price Allocation Schedule. No later than five Business Days prior to the Closing, Hitachi shall deliver or cause to be delivered the completed Aggregate Purchase Price Allocation Schedule to the Purchaser.
           SECTION 5.11. Ancillary Agreements. (a) Hitachi agrees to cause HAS to waive any termination rights arising from the execution, delivery and performance of this Agreement as described at Section 3.04(c) of the Disclosure Schedule and to keep performing the services under the shared energy performance savings contract, dated as of March 14, 2007, between the Company and HAS through the term of such contract (unless earlier terminated by the Purchaser) in accordance with, and on the same terms and conditions of, such contract.
          (b) Hitachi agrees to use its reasonable best efforts to cause its Affiliates (i) to keep performing the services under the agreements listed at Schedule 5.11(b), in each case, through the term of each respective agreement (unless earlier terminated by the Purchaser in accordance with the terms thereof) in accordance with, and on the same terms and conditions of, each respective agreement and (ii) on or prior to the expiry of each respective agreement, to enter into good faith negotiations for the renewal of such agreements on terms and conditions to be mutually agreed, provided that if the parties fail to renew the consignment agreement identified in item 1 of Schedule 5.11(b) by the expiry of such agreement on March 31, 2008, Hitachi agrees to use its reasonable best efforts to cause its Affiliate, Hitachi Plant Engineering and Construction Co., Ltd. to extend the term of the current agreement for a further period of six months from March 31, 2008 on the same terms and conditions. For the avoidance of doubt, the Purchaser acknowledges that the consignment agreement identified in item 1 of Schedule 5.11(b) be subject to Clause (ii) above.
          (c) Hitachi also agrees to cause Renesas to issue and deliver an irrevocable purchase order (the “Renesas Irrevocable Purchase Order”) to the Company for the purchase of the eight shut down tools listed at Schedule 5.11(c) at an aggregate price of S$2,260,000, delivery of which tools shall occur as soon as reasonably practicable after the Closing Date and payment for which will be made against delivery.
ARTICLE VI
EMPLOYEE MATTERS
           SECTION 6.01. Continued Employment. For a period of one year following the Closing, the Purchaser shall cause the Company to continue to employ all the employees of the Company as of the date of the Closing on terms and conditions no less favorable than those in effect prior to the Closing under the Employee Benefit Plans and as set out in the

Execution Copy	30

STRICTLY CONFIDENTIAL
salary schedule, dated as of January 4, 2008, previously provided by the Sellers to the Purchaser; provided, however, that the Purchaser may terminate the employment of any such employee, for cause as defined in the Company’s employment rules or in the relevant employment letter or agreement; provided, further, that the Purchaser shall not be in breach of this Section 6.01 if any such employee voluntarily leaves the Company. Without limiting the foregoing, the Purchaser shall cause the Company to ensure that such employees receive credit under any current or future Employee Benefit Plans in which they are entitled to participate for their service at the Company prior to the Closing to the extent the benefits under such Employee Benefit Plans are based on length of service.
           SECTION 6.02. Expatriate Personnel. The Sellers shall cause the Company to terminate the secondment of all Japanese expatriate personnel seconded to the Company as of the date of the Closing. The Purchaser and the Company shall have no responsibility for any severance obligations arising in connection with such terminations. Effective as of Closing, the Purchaser shall cause the Company to accept the secondment of the Japanese expatriate personnel listed in the secondment agreement to be entered into between Renesas and the Company on the terms of and subject to the conditions set forth therein.
ARTICLE VII
CONDITIONS TO CLOSING
           SECTION 7.01. Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by the Sellers, at or prior to the Closing, of each of the following conditions:
     (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of the Purchaser contained in this Agreement (A) qualified as to materiality shall be true and correct in all respects and (B) not qualified as to materiality or Material Adverse Effect shall be true and correct in all material respects, in each case as of the date hereof and as of the date of Closing, except to the extent such representations and warranties are made as of another date, in which case such representations and warranties shall be true and correct as of such other date, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects; and
     (b) Governmental Approvals. If required by the CCS, the Sellers shall have obtained a favorable decision from the CCS to the effect that the purchase and sale of the Shares contemplated by this Agreement does not constitute a violation of the relevant merger provisions.
           SECTION 7.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver by the Purchaser, at or prior to the Closing, of each of the following conditions:
     (a) Representations, Warranties and Covenants. (i) Each of the representations and warranties of each Seller contained in this Agreement (A) qualified as to materiality shall be true and correct in all respects and (B) not qualified

Execution Copy	31

STRICTLY CONFIDENTIAL
as to materiality or Material Adverse Effect shall be true and correct in all material respects, in each case as of the date hereof and as of the date of Closing, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of such other date; provided that the failure of the representations and warranties set forth in Sections 3.06(e) and (f) to be true and correct shall be disregarded for the purposes of this Section 7.02(a)(i), (ii) each of the representations and warranties of each Seller contained in Sections 3.09(i), 3.12(d), 3.13(d), 3.13(e) and 3.16(b)(iii) of this Agreement shall be true and correct in all material respects as of the date of Closing, provided that for purposes of determining whether the condition in this Clause is satisfied the phrase “as of the date hereof” in each such Section shall be deemed to have been deleted and no longer applicable to such Sections, and (iii) the covenants and agreements contained in this Agreement to be complied with by each Seller on or before the Closing shall have been complied with in all material respects;
     (b) No Material Adverse Effect. Since the date hereof, no event has occurred which, individually or in the aggregate, has had, or is reasonably likely to result in, a Material Adverse Effect.
     (c) Governmental Approvals. The Purchaser shall have obtained all Governmental Approvals, including a favorable decision from the CCS to the effect that the purchase and sale of the Shares contemplated by this Agreement does not constitute a violation of the relevant merger provisions;
          (d) Foundry Agreement. The Foundry Agreement shall have been duly executed and delivered by the parties thereto and shall be valid and binding on such parties and enforceable against them in accordance with its terms;
          (e) Renesas Irrevocable Purchase Order. The Purchaser shall have received the Renesas Irrevocable Purchase Order, duly executed and delivered by Renesas, which shall be valid and binding on Renesas, enforceable against Renesas in accordance with its terms; and
          (f) Additional Events. The following events shall have occurred or be satisfied at Closing:
     (i) the Recapitalization shall have been completed; and
     (ii) the Company shall have been fully discharged and released of all obligations and liabilities in respect of the HIT Intercompany Liabilities.
          SECTION 7.03. Mutual Conditions. The obligations of the Purchaser and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of the condition that no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the transactions contemplated by this illegal or otherwise restraining or prohibiting the consummation of such transactions.

Execution Copy	32

STRICTLY CONFIDENTIAL
ARTICLE VIII
INDEMNIFICATION
          SECTION 8.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement shall survive the Closing for a period of 24 months after the Closing; provided, however, that the representations and warranties dealing with environmental matters and Taxes provided in Sections 3.11 and 3.15, respectively, shall survive for a period of seven years after the Closing; provided further that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved. All covenants and agreements contained herein shall remain in full force and effect for a period of 24 months following the Closing, except for those covenants and agreements that by their terms are to be performed in whole or in part after the Closing, which shall remain in full force and effect for a period of 24 months following the date by which such covenant or agreement is required to be performed; provided, however, that any claim made with reasonable specificity by the party seeking to be indemnified within the time periods set forth in this Section 8.01 shall survive until such claim is finally and fully resolved.
          SECTION 8.02. Indemnification by the Sellers. (a) The Purchaser and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Sellers, on a joint and several basis, for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by it (hereinafter, a “Loss”), arising out of or resulting from: (i) the breach of any representation or warranty made by the Sellers contained in this Agreement or in any certificates delivered hereunder, (ii) the breach of any covenant or agreement by the Sellers contained in this Agreement or (iii) any Excluded Taxes or Excluded Liabilities.
          (b) Notwithstanding anything to the contrary in this Agreement (including the first clause of Section 3.07(c)), if (i) to the extent an event has occurred after the date hereof but on or prior to the Closing Date, (ii) such event, individually or in the aggregate, has had, or is reasonably likely to result in, a Material Adverse Effect after the date hereof, (iii) the Purchaser has no actual knowledge of such event or does not reasonably believe on the Closing Date that such event will result in a Material Adverse Effect, and (iv) the Closing occurs, then the Purchaser shall be entitled (subject to the limits on indemnification set forth in this Article VIII) to be indemnified against any Loss arising from such event under Section 3.07(c), but for the purposes of this Section 8.02(b) the phrase “as of the date hereof” in Section 3.07(c) shall be deemed to have been deleted and not applicable to such Section. For the avoidance of doubt, this Section 8.02(b) shall not affect or otherwise limit the Purchaser’s ability to seek indemnification for any Losses it may incur under any other representation or warranty contained in the Agreement or in the certificates delivered thereunder.
          (c) Notwithstanding anything to the contrary in this Agreement, to avoid the double counting of Losses, the Purchaser shall not be deemed to have incurred any Loss to the extent such Loss was reflected in the Closing Working Capital Statement.
          (d) Notwithstanding anything to the contrary in this Agreement, the representations and warranties made by the Sellers in Section 3.06(e) shall not be subject to the limits on indemnification set forth in this Article VIII. In respect of such representations

Execution Copy	33

STRICTLY CONFIDENTIAL
and warranties, if the actual amount of property, plant and equipment as of Closing is less than the amount which the Sellers have represented to in Section 3.06(e), the Purchaser’s Loss shall be the amount of such deficiency.
          (e) To avoid the double counting of Losses, the Purchaser agrees that it shall not be entitled to any indemnification for any Losses resulting from any breach of Section 3.06(f) to the extent that such breach also results in a dollar for dollar reduction of the Company’s property, plant and equipment below S$224,496,000.
          SECTION 8.03. Indemnification by the Purchaser. Each Seller and its Affiliates, officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser for and against any and all Losses, arising out of or resulting from: (i) the breach of any representation or warranty made by the Purchaser contained in this Agreement or in any certificates delivered hereunder; (ii) the breach of any covenant or agreement by the Purchaser contained in this Agreement; or (iii) any claim or cause of action by any Person arising before or after the Closing against any Seller Indemnified Party with respect to the operations of the Company, except for claims or causes of action with respect to which the Seller(s) is(are) obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 8.02.
          SECTION 8.04. Limits on Indemnification. (a) No claim may be asserted nor may any Action be commenced against another party for breach of any representation, warranty, covenant or agreement contained herein, unless written notice of such claim or action is received by such party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or Action on or prior to the date on which the representation, warranty, covenant or agreement on which such claim or Action is based ceases to survive as set forth in Section 8.01, irrespective of whether the subject matter of such claim or action shall have occurred before or after such date.
          (b) In respect of a claim arising out of or resulting from a breach of any representation or warranty made by the Purchaser or the Sellers contained in this Agreement or in respect of any Excluded Liabilities: (i) an Indemnifying Party shall not be liable for any claim for indemnification under the indemnification provisions set forth in or made pursuant to this Agreement, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds S$2,000,000; (ii) no Losses may be claimed under the indemnification provisions set forth in or made pursuant to this Agreement by any Indemnified Party or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in Clause (i) above other than Losses in excess of S$400,000 resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances; (iii) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in the indemnification provisions in or made pursuant to this Agreement shall be an amount equal to S$248,100,000; and (iv) no party hereto shall have any Liability under any provision of this Agreement for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, or loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement. For the avoidance of doubt, the limitations on indemnification set out in this Section 8.04 shall not apply to any claims for indemnification relating to any Excluded Taxes or relating to the breach of any covenant or agreement.

Execution Copy	34

STRICTLY CONFIDENTIAL
          SECTION 8.05. Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter which an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.
          (b) If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article VIII, within 30 days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that such failure results in a material detriment to the Indemnifying Party and shall not relieve the Indemnifying Party from any other Liability that it may have to any Indemnified Party other than under this Article VIII. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 15 days of the receipt of such notice from the Indemnified Party. If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, the Indemnified Party shall not pay, or permit to be paid, any part of such Third Party Claim unless the Indemnifying Party consents in writing to such payment or unless the Indemnifying Party withdraws from the defense of such Third Party Claim Liability or unless a final judgment from which no appeal may be taken by or on behalf of the Indemnifying Party is entered against the Indemnified Party for such Third Party Claim. If the Indemnified Party assumes the defense of any such claims or proceeding pursuant to this Section 8.05 and proposes to settle such claims or proceeding prior to a final judgment thereon or to forgo any appeal with respect thereto, then the Indemnified Party shall give the Indemnifying Party prompt written notice thereof and the Indemnifying Party shall have the right to participate in the settlement or assume or reassume the defense of such claims or proceeding.
          SECTION 8.06. Remedies. The Purchaser and each Seller acknowledge and agree that notwithstanding anything herein to the contrary, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of the Purchaser or the Sellers, after the consummation of the purchase and sale of the Shares contemplated by this Agreement, to rescind this Agreement or any of the transactions contemplated hereby. Each party hereto shall take all reasonable steps to mitigate its Losses after it has actual knowledge of such Losses.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
          SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing:

Execution Copy	35

STRICTLY CONFIDENTIAL
     (a) by Hitachi or by the Purchaser if the Closing shall not have occurred by March 31, 2008; provided, however, that (i) the right to terminate this Agreement under this Section 9.01(a) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date and (ii) in the event all of the conditions set forth in Article VII (other than conditions which, by their nature, can only be satisfied at Closing) shall have been satisfied or waived by the parties hereto on or before March 31, 2008 other than the conditions set forth in Section 7.01(b) and Section 7.02(c) on obtaining a favorable decision from the CCS to the effect that the purchase and sale of the Shares contemplated by this Agreement does not constitute a violation of the relevant merger provisions, then the termination right set forth in this Section 9.01(a) shall not be available to either party until April 30, 2008;
     (b) by Hitachi if the Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VII, which breach cannot be or has not been cured within 30 days after the giving of written notice by Hitachi to the Purchaser specifying such breach;
     (c) by the Purchaser if either Seller shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VII, which breach cannot be or has not been cured within 30 days after the giving of written notice by the Purchaser to the Seller in breach specifying such breach; or
     (d) by the mutual written consent of Hitachi and the Purchaser.
          SECTION 9.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no Liability on the part of either party hereto except (a) as set forth in Section 5.03 and Article X and (b) that nothing herein shall relieve either party from Liability for any breach of this Agreement occurring prior to such termination.

Execution Copy	36

STRICTLY CONFIDENTIAL
ARTICLE X
GENERAL PROVISIONS
          SECTION 10.01. Expenses. Except as otherwise specified in this Agreement or the Schedules, (a) all costs and expenses, including, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred, except that all such fees, costs and expenses of the Company up to a maximum of S$100,000 shall be borne by the Company and the balance shall be borne by, and be the sole responsibility of, the Sellers. For the avoidance of doubt, such fees, costs and expenses to be borne by the Company shall not include post-merger integration costs and expenses requested by the Purchaser, including trial production and similar costs, which shall be borne by the Purchaser; and (b) all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Purchaser within seven days after the written demand therefor, and the Purchaser and the Sellers agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements.
          SECTION 10.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):
(a)	if to the Sellers:

Hitachi, Ltd.
Nihon Seimei Marunouchi Building
6-6 Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-8280
Japan
	Facsimile:	+81-3-4564-2159
	Attention:	Shoji Okuyoshi
Senior Manager
Group Company Office
Hitachi Group Headquarters

(b)	if to the Purchaser:

Chartered Semiconductor Manufacturing Ltd.
60 Woodlands Industrial Park D
Street 2
Singapore 738406
	Facsimile:	+65-6360-4970
	Attention:	General Counsel

Execution Copy	37

STRICTLY CONFIDENTIAL
          SECTION 10.03. Public Announcements. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other parties unless otherwise required by Law or applicable stock exchange regulation, and the parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication.
          SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
          SECTION 10.05. Entire Agreement. This Agreement and the Nondisclosure Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Sellers and the Purchaser with respect to the subject matter hereof and thereof.
          SECTION 10.06. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of Hitachi and HAS or of the Purchaser (which consent may be granted or withheld in the sole discretion of Hitachi and HAS or of the Purchaser), as the case may be, except that the Purchaser may assign this Agreement to any of its Affiliates without the prior written consent of Hitachi and HAS; provided, however, that the Purchaser will remain liable under this Agreement.
          SECTION 10.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each party or (b) by a waiver in accordance with Section 10.08.
          SECTION 10.08. Waiver. Hitachi and HAS, on the one hand, and the Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
          SECTION 10.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied (including the

Execution Copy	38

STRICTLY CONFIDENTIAL
provisions of Article VIII relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
          SECTION 10.10. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean Singapore dollars and all payments hereunder shall be made in Singapore dollars.
          SECTION 10.11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.
          SECTION 10.12. Arbitration. Any dispute, controversy or claim arising out of or relating to this Agreement shall be referred to, and finally resolved by, arbitration in accordance with the UNCITRAL Arbitration Rules in accordance with the HKIAC Procedures for the Administration of International Arbitration in force at the date of this Agreement. The place of arbitration shall be Hong Kong. The arbitral tribunal shall consist of three arbitrators. The language of the arbitration shall be English.
          SECTION 10.13. Counterparts. This Agreement may be executed and delivered (including by electronic mail or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Execution Copy	39

STRICTLY CONFIDENTIAL
IN WITNESS WHEREOF, each Seller and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HITACHI, LTD.

By:	/s/ Eiji Takeda
Name: Eiji Takeda
Title: Vice President and Executive Officer

HITACHI ASIA LTD.

By:	/s/ Toshio Toda
Name: Toshio Toda
Title: Managing Director

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.

By:	/s/ Chia Song Hwee
Name: Chia Song Hwee
Title: President and Chief Executive Officer

Execution Copy	40

STRICTLY CONFIDENTIAL
EXHIBIT A
FORM OF AGGREGATE PURCHASE PRICE ALLOCATION SCHEDULE
[                    ], 2008
To: CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
Dear Sirs:
This is the Aggregate Purchase Price Allocation Schedule referred to in Section 1.01 of the Stock Purchase Agreement (the “Agreement”), dated as of February 15, 2008, among Hitachi, Ltd., a corporation organized under the laws of Japan, Hitachi Asia Ltd., a company incorporated under the laws of Singapore, and Chartered Semiconductor Manufacturing Ltd., a company incorporated under the laws of Singapore (the “Purchaser”). Capitalized terms used but not defined herein are as defined in the Agreement.
We hereby confirm that at the Closing, the Aggregate Purchase Price shall be payable by the Purchaser to the following Purchase Price Bank Accounts in the amounts set forth below:

(1)	Amount	:	S$[ ]

	Payment to	:	The Bank of Tokyo Mitsubishi UFJ, Ltd.

	Account Name	:	Hitachi, Ltd

	Branch	:	Head Office

	SWIFT Code	:	BOTKJPJT

	Account No.	:	0153613

(2)	Amount	:	S$[ ]

	Payment to	:	The Bank of Tokyo Mitsubishi UFJ, Ltd.

	Account Name	:	Hitachi International Treasury Ltd.

	For the benefit of	:	Hitachi, Ltd

	Branch	:	Singapore Branch

	SWIFT Code	:	BOTKSGSX

	Account No.	:	100298

Execution Copy	Exhibit A-1

STRICTLY CONFIDENTIAL

(3)	Amount	:	S$[ ]

	Payment to	:	The Bank of Tokyo Mitsubishi UFJ, Ltd.

	Account Name	:	Hitachi Asia Ltd.

	Branch	:	Singapore Branch

	SWIFT Code	:	BOTKSGSX

	Account No.	:	029658

(4)	Amount	:	S$[ ]

	Payment to	:	The Bank of Tokyo Mitsubishi UFJ, Ltd.

	Account Name	:	Hitachi International Treasury Ltd.

	For the benefit of	:	Hitachi Asia Ltd.

	Branch	:	Singapore Branch

	SWIFT Code	:	BOTKSGSX

	Account No.	:	100298

Very truly yours, Hitachi, Ltd.
By:
Name:
Title:

Execution Copy	Exhibit A-2

STRICTLY CONFIDENTIAL
EXHIBIT B
MATTERS TO BE COVERED IN OPINIONS OF SELLERS’ COUNSEL
(Subject to Customary Qualifications)
1.	Each Seller is a corporation validly existing under the laws of [Japan] [Singapore]. (Japanese counsel and Singapore counsel)

2.	Each Seller (a) has the corporate power to execute, deliver and perform the Stock Purchase Agreement, (b) has taken all corporate action necessary to authorize the execution, delivery and performance of the Stock Purchase Agreement, and (c) has duly executed and delivered the Stock Purchase Agreement. (Japanese counsel and Singapore counsel)

3.	The execution and delivery by each Seller of the Stock Purchase Agreement does not, and the performance by it of its obligations thereunder and the consummation of the transactions contemplated thereby will not, (a) result in a violation of such relevant party’s articles of incorporation or by-laws (or similar charter documents), or (b) result in a violation of applicable Law. (Japanese counsel and Singapore counsel)

4.	The Stock Purchase Agreement is the legal, valid and binding obligation of each Seller that is a party thereto, enforceable against such Seller in accordance with its terms. (US counsel)

5.	The Company’s authorized capital stock consists of [ ], [ ] of which are issued and outstanding of record prior to the Closing. All of such issued and outstanding shares are duly authorized and validly issued and fully paid and nonassessable. (Singapore counsel)

6.	Assuming the Purchaser acquire the Shares in good faith and without notice of adverse claim and in compliance with any applicable laws, the delivery of the share certificates and other instruments of transfer in the manner provided in the Stock Purchase Agreement will transfer to the Purchaser good and valid title to the Shares, free and clear of all Encumbrances. (Singapore counsel)

Execution Copy	Exhibit B

STRICTLY CONFIDENTIAL
SCHEDULE 1.01
SELLERS’ KNOWLEDGE
1.	Yoshiatsu Hayashi

2.	Mitsuaki Nishiyama

3.	Shoji Okuyoshi

4.	Kunihiro Wakabayashi

5.	Yutaka Emoto

6.	Kazunori Uete

Execution Copy	Schedule 1.01

STRICTLY CONFIDENTIAL
SCHEDULE 2.04
CLOSING DELIVERIES BY SELLERS
Each Seller shall deliver or cause to be delivered to the Purchaser at Closing:
(a)	a certificate of a duly authorized officer of that Seller, dated as of the Closing Date, certifying as to the matters set forth in Sections 7.01(b) and Sections 7.02(a), (b) and (f), in form and substance reasonably satisfactory to the Purchaser;

(b)	the written resignations of each director of the Company with an acknowledgement from each director that he has no claims against the Company for compensation for loss of office, redundancy, unfair dismissal or otherwise;

(c)	certified true copies of the resolutions, duly adopted by the board of directors of each Seller and in form and substance reasonably satisfactory to the Purchaser, authorizing that Sellers’ execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby;

(d)	an opinion of counsel to the Sellers, Shearman & Sterling LLP, on New York law, dated as of the Closing Date, covering the matters set forth in Exhibit B, in form and substance reasonably satisfactory to the Purchaser;

(e)	an opinion of counsel to the Sellers, Allen & Gledhill LLP, on Singapore law, dated as of the Closing Date, covering the matters set forth in Exhibit B, in form and substance reasonably satisfactory to the Purchaser;

(f)	an opinion of counsel to the Sellers, Mori Hamada & Matsumoto, on Japanese law, dated as of the Closing Date and with a certified English translation, covering the matters set forth in Exhibit B, in form and substance reasonably satisfactory to the Purchaser;

(g)	the Stamp Duty Documents; and

(h)	such other documents as may be reasonably requested by the Purchaser to evidence the satisfaction by the Sellers of the other conditions set forth in Section 7.01, Section 7.02 or Section 7.03 or which may otherwise be necessary to effect the transactions contemplated hereby or thereby, provided that the Purchaser shall reimburse the Sellers for the reasonable costs of obtaining the opinions listed at (d) through (f) above.

Execution Copy	Schedule 2.04

STRICTLY CONFIDENTIAL
SCHEDULE 2.06(a)
ESTIMATED WORKING CAPITAL STATEMENT
Estimated Working Capital Statement as of March 31, 2008:
Unit: Singapore Dollars

Current Assets
Inventories	24,251,000
Trade Receivables	19,392,000
Other receivables, deposits and prepayments	1,995,000
Short term deposits	—
Cash and cash equivalents	300,000
45,938,000

Current Liabilities
Trade Payables	25,644,000
Other payables and accruals	12,155,000
Loan from a related company	—
Provision for income tax	7,000
37,806,000

Working Capital
Current Assets	45,938,000
— Current Liabilities	37,806,000
8,132,000
PREPARATION OF ESTIMATED WORKING CAPITAL STATEMENT
“Working Capital” shall mean the amount by which current assets exceed current liabilities of the Company as calculated in accordance with Singapore Financial Reporting Standards (SFRS) and the significant accounting policies of the Company which have been used to prepare the annual audited financial statements of the Company for the year ended March 31, 2007.
This Estimated Working Capital Statement has been prepared on a historical cost basis and is presented in Singapore Dollars (SGD or $), with all values rounded to the nearest thousand ($’000) except where otherwise indicated.
Pursuant to Section 3.06(g), the Estimated Working Capital Statement does not include any amounts relating to the sale of the eight shut down tools as described at Section 5.11(c).

Execution Copy	Schedule 2.06(a)

STRICTLY CONFIDENTIAL
SCHEDULE 5.11(b)
ANCILLARY AGREEMENTS WITH HITACHI’S AFFILIATES
1.	Consignment Agreement for Utility Facilities Maintenance, dated as of March 31, 2006, between the Company and Hitachi Plant Engineering and Construction Co., Ltd.

2.	Maintenance Services Agreement, dated as of May 1, 2007, between the Company and Hitachi High — Technologies (Singapore) Pte Ltd relating to the provision of support and services for the FACIM sub-system.

Execution Copy	Schedule 5.11(b)

STRICTLY CONFIDENTIAL
SCHEDULE 5.11(c)
EIGHT SHUT DOWN TOOLS

	Serial Number	Process Category	M/C Model	Maker	Equipment Number	Installation site
1.	465	Poly Si Depo	DJ-853V	Kokusai Electric	H-P03	RT/Kofu

2.	474	Poly Si Depo (L/L)	DJ-835V (L/L)	Kokusai Electric	H-N06	RT/Kofu

3.	475	Poly Si Depo (L/L)	DJ-835V (L/L)	Kokusai Electric	H-N07	RT/Kofu

4.	506	Lamp Anneal	HP8800	METRON	N-G01	RT/Kofu

5.	507	Lamp Anneal	HP8800	METRON	N-G02	RT/Kofu

6.	509	Lamp Anneal	HP8800	METRON	N-G04	RT/Naka

7.	510	Lamp Anneal	HP8800	METRON	N-G05	RT/Kofu

8.	512	Lamp Anneal	HP8800	METRON	N-H03	RT/Naka

Execution Copy	Schedule 5.11(c)